ADMAX RESOURCES, INC.
Unit 2300-1066 West Hastings St.,
Vancouver, BC, Canada V6E 3X2
604-601-8274

September 14, 2006

TRANSMITTED VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549-7010

ATTN: Mr. Raquel Howard
Staff Accountant

Re: Admax Resources, Inc.
Item 4.01 Form 8-K
Filed August 25, 2006
File No. 000-32984

Ladies and Gentlemen:

Thank you for your comment letter dated August 30, 2006 (the “Comment Letter”), with respect to the above-captioned Item 4.01 Form 8-K, filed August 25, 2006 (the “Form 8-K”). We have revised the Form 8-K and filed our Form 8-K/A-1 for Admax Resources, Inc., a Nevada corporation (the “Company”), which incorporates our responses to your comments. This letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

For your information, we have filed a copy of this letter, and clean and blacklined copies of our Form 8-K/A-1 on the EDGAR system.

1. We note your statement that you dismissed Moen and Company LLP as your independent registered public accounting firm and included their letter dated August 24, 2006 as Exhibit 16. The letter states, “On July 21, 2006 we resigned as the independent registered public accounting firm of Admax Resources, Inc.” Please revise to clarify whether you dismissed the former accountant or they resigned and the specific date as required by Item 304(a)(l)(i) of Regulation S-B.

Response 1: We have revised the text of the Form 8-K to state that Moen and Company resigned as our accounting firm.

2.
We note the last paragraph of the former accountant’s letter refers to “Greater China Media and Entertainment Corp.’s (formerly AGA Resources, Inc.). Please obtain and file and Exhibit 16 letter from the former accountants stating whether the former accountant agrees with your revised Item 304 disclosures, or to the extent to which the accountant does not agree. Please request your former accountant to revise the letter accordingly.

Response 2: We have obtained and filed an Exhibit 16 letter from the former accountants regarding the revised Item 304 disclosures.

3.
We note the second paragraph of your disclosure. Please revise your disclosure to address whether the former accountant’s reports on your financial statements for either of the past two years contained and adverse opinion or disclaimer of opinion, or were modified as to uncertainty, audit scope, or accounting principles, which would include the uncertainty regarding the ability to continue as a going concern. Given the going concern paragraph added by the former accountant in their audit reports dated July 19, 2006 and December 20, 2005, revise your disclosure accordingly.

Response 3: We have revised the disclosure in the second and third paragraphs of the Form 8-K to address the issues.

In connection with responding to the Comment Letter, this is to certify to the staff of the Commission that we acknowledge:

-  We are responsible to the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States..

Please let us know if you have any further questions.

Sincerely,
ADMAX RESOURCES, INC.

Date: Sept. 14 2006	By:	/s/ Gao, Zhenyong
Gao, Zhenyong
Title: President of the Company

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A-1

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 21, 2006

ADMAX RESOURCES INC.
(Exact name of registrant as specified in its charter)

Nevada
 (State or Other Jurisdiction of Incorporation)

333-130767
 (Commission File Number)

N/A
(I.R.S. Employer Identification No.)

Unit 2300 - 1066 West Hasting Street
Vancouver, British Columbia
Canada V6E 3X2
(Address of principal executive offices, including zip code.)

(604) 601-8274
(Registrant's Telephone Number, Including Area Code)

This Current Report on Form 8-K/A-1 is filed by Admax Resources, Inc., a Nevada corporation (the “Registrant”), in connection with the items set forth below.

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[_] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[_] Soliciting material pursuant to Rule 14a-12 under Exchange Act (17 CFR 240.14a-12)

[_] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR240.14d-2(b))

[_] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR240.13e-4(c))

Item 4.01 Changes in Registrant’s Certifying Accountant.

On July 21, 2006, Moen and Company, LLP, Chartered Accountants (“Moen”), resigned as our independent registered public accounting firm because the principal of Moen retired at that date. On August 21, 2006, our Board of Directors authorized the engagement of Michael T. Studer, C.P.A., P.C., an independent registered firm of Certified Public Accountants, as our principal independent accountant.

Neither the reports of Moen on the consolidated financial statements of the Company as of and for the year ended June 30, 2005, nor the reports of Moen on the consolidated financial statements of the Company as of and for the year ended June 30, 2006 contains an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, with the exception that Moen's audit report dated July 19, 2006 and December 20, 2005 expressed substantial doubt about our ability to continue as a going concern unless we were able to generate sufficient cash flows to meet our obligations and sustain our operations.

During the years ended June 30, 2005 and 2006 and through the date of dismiss, there were no disagreements with Moen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Moen, would have caused Moen to make reference to the subject matter of the disagreement in its reports on the Company's consolidated financial statements for such periods.

The Company has requested that Moen furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of such letter is filed herewith as Exhibit 16.

Item 9.01. Financial Statements and Exhibits

16.1	Letter from Moen & Company, LLP to the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Admax Resources, Inc.

Date: September 14, 2006	By:	/s/ Gao, Zhenyong
Gao, Zhenyong
President, Principal Executive Officer and a Member of the Board of Directors

EXHIBIT 16

September 14, 2006

Securities & Exchange Commission
Washington D.C. 20549

Ladies and Gentlemen:

We were previously the independent registered public accounting firm of Admax Resources, Inc. and on July 19, 2006, we reported on the balance sheets of Admax Resources, Inc. as of June 30, 2006 and 2005, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. On July 21, 2006 we resigned as the independent registered public accounting firm of Admax Resources, Inc. We have read Admax Resources, Inc. 's statements included under Item 4.01 of its Form 8-K/A-1 dated September 14, 2006, and we agree with such statements, except that we are not in a position to agree or disagree with Admax Resources, Inc.'s statements related to the engagement of Michael T. Studer, C.P.A., P.C. as their independent registered public accounting firm.

Very truly yours,
MOEN & COMPANY, LLP.

Date: Sept. 14 2006	By:	/s/ Moen & Company, LLP

Title